EXHIBIT 99.1
FINAL— FOR RELEASE
FREESEAS AGREES TO ACQUIRE HANDYSIZE VESSEL;
ACQUISITION WILL INCREASE FLEET TO FIVE VESSELS
August 23, 2007 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ), a provider of seaborne transportation for drybulk cargoes, announced today that it has agreed to purchase a 1995-built 22,051 DWT Handysize vessel, the M/V Free Goddess, from an unaffiliated party for approximately US$25.2 million.
The vessel is expected to be delivered in September or October of 2007. It will operate under a $13,000 per day fixed-rate time charter until November 2007, at which time it will commence a new two-year time charter at $19,250 per day.
The Company continues to believe that the current drybulk rate environment presents opportunities for advantageous chartering and the establishment of long-term relationships with high-quality charterers. The new vessel acquisition announced today should provide increased cash flow to finance future vessel acquisitions and expand the Company’s fleet.
“With this acquisition we will further expand our fleet, while securing long-term employment in favorable market conditions,” said Mr. Ion Varouxakis, Chairman of the Board and Chief Executive Officer. “This acquisition will be financed with our existing credit facilities. We continue to seek high quality second-hand vessels to further expand our fleet, making use of all the resources available to us.”
The following charts illustrate FreeSeas’ fleet employment profile for the vessels it currently owns and for the vessels it has agreed to acquire:
Owned Vessels

Vessel Name	Dwt	Vessel Type	Built	Employment

Free Destiny	25,240	Handysize	1982	Spot — currently on voyage charter — expected to drydock end of August 2007

Free Envoy	26,318	Handysize	1984	One-year TC through Apr 2008 at $17,000 p/d

Free Hero	24,318	Handysize	1995	TC through Dec 2008/Feb 2009 at $14,500 p/d
Vessels to be delivered

Vessel Name	Dwt	Vessel Type	Built	Delivery/Employment

Free Goddess	22,501	Handysize	1995	Expected delivery September/October 2007 Two month TC at $13,000 p/d followed by two-year TC at $19,250 p/d

Free Jupiter	47,777	Handymax	2002	Expected delivery end August / beginning September 2007 Three-year TC through Sep 2010 at $32,000/28,000/24,000 p/d
About FreeSeas Inc.
     FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of three Handysize vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Company Contact:
Ion Varouxakis
Chief Executive Officer
FreeSeas Inc.
89 Akti Miaouli Street
185 38 Piraeus, Greece
Tel: 011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
www.freeseas.gr
Investor Relations / Financial Media:
Thomas J. Rozycki, Jr.
Sr. Vice President
Cubitt Jacobs & Prosek Communications
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
Tel: +1.212.279.3115 x208
Fax: +1.212.279-3117
E-Mail: trozycki@cjpcom.com
www.cjpcom.com

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